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                                                     Filed by Allen Telecom Inc.
                                                   Commission File No. 001-06016
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                  Commission File No. 333-104177

         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

         On June 20, 2003, the following document was posted on Allen Telecom Inc.'s Intranet and Allen distributed the document to certain Allen employees.

         ANDREW-ALLEN TRANSACTION Q&A - US-BASED ALLEN EMPLOYEE BENEFITS
                                    JUNE 2003


Allen employees have been asking many questions about what changes will be made to the Allen Telecom Inc. employee benefit plans as a result of the impending merger with Andrew Corporation. Please note that all of your current benefits and policies remain in effect, as is, post merger. A team of HR representatives from both Allen and Andrew are reviewing the current practices and will be making recommendations to senior management as to possible changes. Changes to benefits and policies will be communicated in advance allowing for transition time. In particular, your current welfare plans (medical, dental, flexible spending account(s), life, disability, etc.) will continue, as is, through the remainder of 2003. The 401k plan recommendations are discussed below and have not been finalized. Vacation, holiday and other policies will continue under the current practices until decisions have been made on how and when to transition.

For more information, please read the questions and answers below. Additional information will be provided as it becomes available.

Q. WHAT WILL HAPPEN WITH THE ALLEN TELECOM INC. CORPORATE RETIREMENT PLAN (ALLEN'S PENSION PLAN) AFTER THE OFFICIAL ANDREW-ALLEN MERGER DATE? (NOT APPLICABLE FOR COMSEARCH AND GRAYSON WIRELESS NORTHERN VIRGINIA EMPLOYEES)

A. The merger itself will have no effect on the Allen pension plan. Following the official merger date, the Allen pension plan will continue in operation in the same manner as it does now.

Q. WILL THE ALLEN PENSION PLAN CONTINUE TO EXIST FOR THE LONG TERM?

A. It is currently being contemplated that, effective as of September 30, 2003, the Allen pension plan will be frozen. "Frozen" means that your credited compensation, service, and hours used to calculate the benefit you will receive at retirement will no longer increase or decrease as of the freeze date. No vested benefits will be lost due to the merger or the freeze. Unvested benefits will continue to vest with continued employment with Andrew.

Q. WILL MY HEALTH BENEFITS (SUCH AS MEDICAL AND DENTAL) CHANGE, AND IF SO, WHEN?

A. Allen's current health benefits, health care providers, flexible spending plan (Benebux) and cost sharing (deductibles, co-pays and employee contributions) will remain unchanged through the remainder of 2003. Any changes to the health benefits and other programs and policies of Allen and Andrew will be announced at a future date prior to open enrollment.

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Q. WILL MY ALLEN TELECOM INC. SEVERANCE BENEFITS REMAIN IN EFFECT AFTER THE
OFFICIAL ANDREW-ALLEN MERGER DATE?

A. Yes. Severance benefits in place for Allen employees prior to the official Andrew-Allen merger date will continue for at least 1 year following the official merger date.

Q. WHAT WILL HAPPEN TO MY SENIORITY WITH ALLEN?

A. All service that has been recognized by Allen will be credited to your Andrew years of service.



ADDITIONAL INFORMATION AND WHERE TO FIND IT
On June 10, 2003, Andrew filed a registration statement on Form S-4 with the SEC in connection with the transaction containing a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Andrew and Allen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003 and any other relevant materials filed by Andrew or Allen with the SEC because they contain important information about Andrew, Allen and the transaction. The definitive joint proxy statement/prospectus was sent to Andrew and Allen security holders of record as of May 27, 2003 on or about June 12, 2003 seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus as well as other documents filed by Andrew and Allen with the SEC at the SEC's website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Investors and security holders are urged to read the definitive joint proxy statement/prospectus and the other relevant materials before making any voting or investment decision with respect to the transaction. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction is included in the definitive joint proxy statement/prospectus filed with the SEC on June 10, 2003.


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